STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
5700 NW 132nd STREET
OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.	Telephone (405) 721-7300	Alanna Conaway, Legal Assistant
Fax (405) 721-7310

August 27, 2009

Ms. Celeste M. Murphy, Esq.
   Legal Branch Chief
Mr. John. Harrington, Esq.
   Attorney-Advisor
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:	Teleconnect Inc.
Preliminary Proxy Statement on Schedule 14A
filed April 8, 2009 (File No. 000-30611)

Dear Ms. Murphy and Mr. Harrington:

The following responses are respectfully submitted in response to your comment letter to Mr. Dirk L. Benschop, the Chief Executive Officer and President of Teleconnect Inc. (the “Company”), concerning the preliminary proxy statement of the Company for its proposed special meeting of its stockholders.

General

1.
The Company recently filed its Form 10-K annual report for its fiscal year ended September 30, 2007 and for its fiscal year ended September 30, 2008.  The Company has worked hard since the appointment of its new Chief Executive Officer, Mr. Dirk L, Benschop, on December 11, 2008, and is presently working, diligently to make the Company current.  As such, the Company is preparing the remaining quarterly reports on Form 10-Q to be filed within the next 60 days.

It is the Company’s intention to conduct this proxy solicitation before the quarterly filings described above have been filed.  The reasons are as follows: it is business-critical that the shareholder meeting be formally called immediately because the decision to be taken at that meeting by the shareholders whether to sell off, or not, the Spanish subsidiaries, will affect the consolidation of the “Q”s for this year being prepared.  The Board of Directors believes that both Form 10-K annual reports for the fiscal years ended September 30, 2007 and 2008 recently filed, contain a completeness of information and information regarding subsequent events that disclose to the shareholders the most current information available up to the filing date of August 15, 2009.  As such, the quarterly filings being prepared will provide no additional material financial or business information which any shareholder would need to take an informed decision on the matters subject to vote.

Another reason for the necessity of holding the shareholder meeting as soon as possible is that the level of operations of the Company has continued to decline and the operating losses from its telephone business have continued consistent with the previous history.  The Board of Directors has decided that it is in the best interest of the Company to discontinue its telephone business and to sell and transfer its dated telephone equipment, and to pursue other business opportunities that become available to the Company.  The Board of Directors believes that the Company must stop the “bleeding” and “clean house”, before it can effectively pursue other possible business opportunities.

2.	Revisions to the preliminary proxy statement have been made consistent with Comment 2 of your comment letter.

Proposal 1 – 1-for-100 Reverse Stock Split

There are no current plans to issue the authorized but unissued shares of common stock of the Company following the reverse stock split, and an affirmative statement of such effect has be added to the revised proxy statement.

Today, the Company’s stock trading price is below $.01 US and there is little or no daily trading.  The Company believes that the number of shares needs to be reduced to a level where a reasonable per-share value can be obtained for all shareholders, making the stock more attractive to the market once the Company has been released from the cash-draining activities of the Spanish telecommunications business.

Proposal 2 – Approval of Sale of Spanish Subsidiaries

Information required by Item 14 of Schedule 14A regarding the sale of the telephone subsidiaries of the Company has been added to the preliminary proxy statement.

The 2007 and 2008 annual reports have been prepared with the business from the Spanish subsidiaries classified as “Discontinued Operations”.  As such, the balance sheet and other financial data can be easily analyzed with, or without, these “Discontinued Operations”.  In addition, to stopping the cash draining activities which provided for operational loses in fiscal 2008 of approximately $1,500,000, the sale of the Spanish subsidiaries would remove over $4,000,000 of liabilities (or approximately 50% of the Company’s total debt) from the balance sheet.  As per the agreement signed with the potential buyers of the subsidiaries on March 26, 2009, these persons would personally assume full responsibility for the operational loses as well as for all liabilities on the balance sheet of the subsidiaries.

Proposal 3 –

Proposal 3 has been deleted.

A marked copy of the revised preliminary proxy statement is being provided under separate cover with this letter to expedite your review.

Thank you for comments and assistance regarding the proxy material of the Company.

Very truly yours,
STEPHEN A. ZRENDA, JR., P.C.

/s/ Stephen A. Zrenda, Jr.
Stephen A. Zrenda, Jr.

encl: marked copy of preliminary proxy statement